Exhibit 4.1

AMENDMENT TO THE

SERIES A COMMON STOCK PURCHASE WARRANT

ISSUED TO DONG-A ST. CO. LTD. BY

NEUROBO PHARMACEUTICALS, INC.

The Series A Common Stock Purchase Warrant dated November 8, 2022 (the “Series A Warrant”) is hereby amended as follows, effective as of April 12, 2023.

1.Section 2(e) (Holder’s Exercise Limitations) is hereby deleted in its entirety, and all references to “Beneficial Ownership Limitation”, ‘Attribution Parties” and any other provision or definition therein providing for or relating to the exercise limitations in Section 2(e) are hereby deemed removed and without further force or effect.

2.Except as specifically amended herein, the Series A Warrant shall remain unchanged and in full force and effect.

NEUROBO PHARMACEUTICALS, INC.

By:	/s/ Joseph Hooker
	Name:	Joseph Hooker
	Title:	Interim CEO and President